UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 August 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

This report on Form 6-K contains the following:

1.	Notice of Meeting
2.	Proxy Form for the 2012 Annual Meeting
3.	PricewaterhouseCoopers letter dated 27 July 2012
4.	Appraisal Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 31 August 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

31 August 2012

Dear Shareholder

On behalf of the Board of Directors I am pleased to invite you to the 2012 Annual Meeting of Telecom Corporation of New Zealand Limited, which is to be held on Friday 28 September 2012 at 10.00am (New Zealand time) in the Conference Centre at Level 2, Telecom Place, 167 Victoria Street West, Auckland.

At the Annual Meeting I will comment briefly on Telecom’s performance during the year to 30 June 2012. I also look forward to introducing Telecom’s new Chief Executive Officer Simon Moutter to you.

Paul Berriman and I are retiring and standing for re-election at the Annual Meeting. Shareholders will also be asked to vote on the election of Simon Moutter who was appointed by the Board as an addition to the existing directors since the 2011 Annual Meeting. The Board unanimously supports the re-election and election of these Directors. You can read about the background of all the Directors standing for re-election and election in the Explanatory Notes to the Notice of Annual Meeting attached to this letter.

There are two resolutions relating to the Chief Executive Officer’s remuneration package. Firstly, for a proposed issue of shares to the Chief Executive Officer and secondly, for a proposed issue of share rights to him. Full details are contained in the Explanatory Notes.

At the meeting, shareholders will also be asked to authorise the Directors to fix the auditors’ remuneration.

The Board recommends that you vote in favour of all resolutions.

Shareholders present at the Annual Meeting will have the opportunity to ask questions during the meeting.

If you cannot attend the Annual Meeting, I encourage you to complete and lodge the enclosed Proxy Form (either by email, post or fax) so that it reaches Computershare Investor Services by 10.00am (New Zealand time) on Wednesday 26 September 2012. Alternatively you can complete a proxy form online by going to: www.investorvote.co.nz/telecom before 10.00am (New Zealand time) on Wednesday 26 September 2012. You will need your shareholder number and FIN number to do this. If you do not have a FIN number, please contact Computershare at: enquiry@computershare.co.nz or 0800 737 100 (NZ toll free) or +64 9 488 8777 (international). If you receive other proxy forms, please complete only one proxy form in respect of each shareholding and ensure it is delivered to Computershare by the date and time indicated above.

You will also be able to view and listen to the Annual Meeting live by webcast at: http://investor.telecom.co.nz

For those shareholders who are attending the Annual Meeting, please bring the enclosed Proxy Form with you to assist with your registration.

You are invited to join the Board and senior management for light refreshments at the conclusion of the Annual Meeting. I look forward to seeing you then.

Yours sincerely

Mark Verbiest
Chairman

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Notice of Annual Meeting of Shareholders

The Annual Meeting of shareholders of Telecom Corporation of New Zealand Limited (‘Telecom’) will be held in the Conference Centre at Level 2, Telecom Place, 167 Victoria Street West, Auckland on Friday 28 September 2012, commencing at 10.00am (New Zealand time).

Items of business

A	The Chairman’s introduction

B	Addresses to shareholders

C	Shareholder discussion

D	Resolutions:

To consider, and if thought fit, to pass the following ordinary resolutions:

1.	That the Directors are authorised to fix the auditors’ remuneration.

2.	That Mr Mark Verbiest is re-elected as a Director of Telecom.

3.	That Mr Paul Berriman is re-elected as a Director of Telecom.

4.	That Mr Simon Moutter is elected as a Director of Telecom.

5.	That approval is given for the issue by Telecom’s Board of Directors to Mr Simon Moutter (Telecom’s Chief Executive Officer) during the period to 27 September 2015 of in total up to 1,000,000 shares in Telecom under the Performance Equity Scheme (comprising redeemable ordinary shares and, where contemplated by the scheme, ordinary shares), on the terms set out in the Explanatory Notes accompanying the 2012 Notice of Annual Meeting.

6.	That approval is given for the issue by Telecom’s Board of Directors to Mr Simon Moutter (Telecom’s Chief Executive Officer) during the period to 27 September 2015 of in total up to 2,500,000 share rights to acquire Telecom ordinary shares under the Performance Rights Scheme on the terms set out in the Explanatory Notes accompanying the 2012 Notice of Annual Meeting.

Notes:

Each resolution above is to be considered as an ordinary resolution and, to be passed, requires the approval of a simple majority of votes cast on the resolution.

Telecom will disregard any votes cast on Resolution 5 (issue of shares) and Resolution 6 (issue of share rights) by Mr Simon Moutter or any associate or associated person of Mr Moutter. However, Telecom will not disregard a vote if the person is acting as a proxy for a person who is entitled to vote, in accordance with the express instructions setting out how to exercise the relevant vote on the Proxy Form.

By Order of the Telecom Board

Mark Verbiest

Chairman

31 August 2012

2 |	Telecom Notice of Meeting 2012

Explanatory Notes

Resolution 1: Fixing the Remuneration of the auditors, KPMG

Pursuant to the Companies Act 1993, KPMG are automatically reappointed at the Annual Meeting as auditors of Telecom. The proposed resolution is to authorise the Directors to fix the remuneration of the auditors, KPMG.

Resolutions 2 and 3: Re-election of Directors

Non-executive Directors Mark Verbiest and Paul Berriman retire by rotation and offer themselves for re-election.

Mark Verbiest, LLB; MInstD Chairman, Non-executive Director, Independent

Term of Office

Appointed Director 1 December 2011.

Board Committees

Chair of the Nominations and Corporate Governance Committee and a member of the Human Resources and Compensation Committee.

Biography

Mark is Chairman of Transpower New Zealand Limited and Willis Bond Capital Partners Limited, a director of Freightways Limited and a board member of the Financial Markets Authority. He is also a consultant to law firm Simpson Grierson. He was a member of Telecom’s senior executive team from late 2000 through to June 2008 as Group General Counsel and Executive responsible for Telecom International and Yellow Pages Group (prior to its sale) and, prior to 2000, a senior partner in Simpson Grierson specialising in mergers and acquisitions and securities, competition and utilities-related law. Mark has a law degree from Victoria University of Wellington.

Paul Berriman, BSc (Electroacoustics); MBA; FHKIoD; MIOA; CEng Non-executive Director, Independent

Term of office

Appointed Director 1 December 2011.

Board Committees

Member of the Audit and Risk Management Committee and the Nominations and Corporate Governance Committee.

Biography

Paul is the Chief Technology Officer of the HKT Trust, the telecommunications arm of PCCW, which was spun off and listed in November 2011 and is Hong Kong’s largest telecommunications company. Prior to the spin-off, he was Chief Technology Officer of the PCCW Group and he continues to lead the Group’s product and technology roadmap and strategic developments. He has over 25 years of experience in telecommunications, especially in IPTV, mobile TV, media convergence and quadruple-play. Prior to joining PCCW in 2002 as Senior Vice President, Strategy and Marketing, he was Managing Director of management consultancy Arthur D. Little in Hong Kong and was involved in telecommunications consultancy projects globally. Previously he also held executive, technical, engineering and operations management roles in Reuters and several major Hong Kong service providers, including the Hong Kong Telephone Company and Hong Kong Telecom CSL. He holds a Bachelor of Science in Electroacoustics from the University of Salford in the United Kingdom (UK), and a Master of Business Administration from the University of Hong Kong. He is a Chartered Engineer, a member of Intel’s Communications Board of Advisors and was a member of the board of directors of the International Engineering Consortium. He has been a fellow of the Hong Kong Institute of Directors since 1997 and has been a member of Hong Kong Telecom Regulator OFTA’s Technical Standards Advisory Committee for over 12 years.

Resolution 4: Election of Director

Managing Director Simon Moutter, who was appointed by the Board as an addition to the existing directors since the 2011 Annual Meeting, retires and offers himself for election.

Simon Moutter, ME, BSc Managing Director, Not Independent

Term of office

Appointed Director 13 August 2012.

Board committees

None.

Biography

As Chief Executive Officer and Managing Director, Simon is responsible for the leadership, strategic direction and management of the company. He was appointed Telecom Chief Executive Officer in April 2012, commencing mid-August of the same year. Simon is well attuned to the Telecom business having managed parts of the company in previous roles, most recently as Chief Operating Officer from 1999 to 2008.

In the intervening years, he was Chief Executive Officer of Auckland International Airport for four years in which the company experienced customer growth and significant uplift in its share price.

Prior to this he spent 13 years in the electricity and gas industry where he held various positions, including Chief Executive of Powerco (1992 to 1999).

Simon has a Master’s degree in Engineering from the University of Canterbury and a Bachelor’s degree in Science from Massey University.

investor.telecom.co.nz	| 3

Explanatory Notes

Resolutions 5 and 6: Issue of Shares and Share Rights to the Chief Executive Officer

Resolution 5 seeks approval for the issue to Mr Moutter of up to 1,000,000 Telecom shares. Resolution 6 seeks approval for the issue to Mr Moutter of up to 2,500,000 share rights to acquire Telecom ordinary shares.

1. Remuneration of Chief Executive Officer – Overview

Telecom has appointed Simon Moutter as its Chief Executive Officer. In determining the Chief Executive Officer’s remuneration package, the Board considered the scope and complexity of the Chief Executive Officer’s role, the high calibre of Mr Moutter, external expert advice on best practice remuneration structures, the business challenges facing the Telecom Group and market practice for the remuneration of chief executive officers in positions of similar responsibility in New Zealand and Australia.

In structuring the Chief Executive Officer’s remuneration package, the Board aimed to create an appropriate balance between fixed and variable components, ensuring that a substantial proportion of the Chief Executive Officer’s remuneration is subject to Mr Moutter’s and Telecom’s performance.

To ensure alignment between the interests of shareholders and the Chief Executive Officer, and to enhance his long-term commitment to Telecom, the Board further determined that a component of the Chief Executive Officer’s remuneration package would be delivered in equity and hence subject to the long-term performance of Telecom.

The Chief Executive Officer’s employment agreement provides that his remuneration package (including annual target values of the incentive components of his package) will be reviewed each year at 1 July, with the first review at 1 July 2013.

The Chief Executive Officer’s remuneration package comprises:

•	Fixed cash remuneration of NZ$1,350,000 per annum;

•	An annual cash-based short-term incentive with a target value of NZ$750,000;

•

An equity incentive with a target value of NZ$600,000 that will be delivered in Telecom redeemable ordinary shares, which will be made under the ‘Performance Equity Scheme’ described further below; and

•

A long-term incentive with a target value of NZ$1,000,000 that will be delivered as a grant of share rights to acquire Telecom ordinary shares subject to achieving performance hurdles. This grant will be made under the ‘Performance Rights Scheme’ described further below.

The Chief Executive Officer’s employment agreement also provides for an additional one-off grant of NZ$750,000 share rights to acquire ordinary shares in Telecom, to be granted with an effective date of 14 September 2012. This grant will be made under the ‘Performance Rights Scheme’ described further below.

Payments or awards under the Chief Executive Officer’s cash-based short-term incentive and equity incentive will be pro-rated for the 2012-13 financial year from 13 August 2012 when the Chief Executive Officer commenced employment with Telecom.

As the Chief Executive Officer will be a Director of Telecom (subject to election by shareholders) the issue of shares or share rights to him must be approved by an ordinary resolution of shareholders. Approval is sought pursuant to NZSX Listing Rule 7.3.1 and ASX Listing Rule 10.14. The Chief Executive Officer is the only Director who will be issued with shares and share rights. If shareholder approval to the issue of equity is not obtained, the incentive awards will be received by the Chief Executive Officer in cash instead of equity.

2. Performance Equity Scheme

a.	Overview

The Performance Equity Scheme is intended to reward the Chief Executive Officer for achieving pre-specified target levels of performance during a financial year and through delivering the reward in equity, linking part of his remuneration to the long-term performance of Telecom. The incentive award will be delivered in redeemable ordinary shares or, at the Board’s discretion or where shareholder approval is not obtained, cash only. Redeemable ordinary shares have the same rights and terms as ordinary shares in Telecom except that they can be ‘redeemed’ (ie, acquired from the Chief Executive Officer and cancelled by Telecom) for a nominal consideration of $1 in certain circumstances. The Chief Executive Officer is prohibited from disposing of the redeemable ordinary shares for a specified period following issue. The issue of the shares on these conditions links a substantial part of the Chief Executive Officer’s remuneration with the long-term performance of Telecom.

b.	Key Features

The key features of the proposed Performance Equity Scheme are:

1.	The target value of the incentive award for each financial year will be determined by Telecom as part of the remuneration package;

2.	Telecom will prescribe target performance levels for that financial year in consultation with the Chief Executive Officer;

3.	If the Chief Executive Officer achieves the target performance levels in any financial year, he will be entitled to an incentive award equal to the annual target value of the annual performance incentive component of his remuneration package. The amount of the incentive award will be adjusted up or down in line with assessed over- or under performance. The maximum pre-tax value of the incentive award is capped at 75% above the annual target value;

4.	The actual incentive award will be delivered to the Chief Executive Officer in redeemable ordinary shares, which the Chief Executive Officer will be prohibited from trading for a specified period and which can be redeemed by Telecom in certain circumstances;

5.	Telecom may, in its sole discretion, determine that 100% of the incentive award will be received by the Chief Executive Officer in cash instead of shares;

6.	If shareholder approval to the issue of shares is not obtained, 100% of the incentive award will be received by the Chief Executive Officer in cash instead of shares;

7.	The amount and timing of any cash payment described in paragraph 5 or 6 is designed to put the Chief Executive Officer in substantially the same position he would have been in had he received shares instead of cash. Unless Telecom determines otherwise, the cash payment would be the value that the Chief Executive Officer would have received when the trading restrictions would have ended if he had received redeemable ordinary shares rather than a cash payment;

8.	The redeemable ordinary shares will have the same rights and terms as ordinary shares in Telecom except that during the restrictive period they will be redeemed (ie, acquired and cancelled by Telecom) in certain circumstances summarised in paragraph 6 under ‘Key Conditions of Shares Issued’;

9.	The maximum number of shares to be issued over the three-year period (28 September 2012 to 27 September 2015) for which approval is sought is 1,000,000;

4 |	Telecom Notice of Meeting 2012

Explanatory Notes

10.	The shares issued to the Chief Executive Officer will not be able to be sold or otherwise disposed of for a period specified by Telecom following their issue (except as described in the key conditions below). The shares will rank equally in all respects with all other Telecom ordinary shares from the date of issue; and

11.	The redeemable ordinary shares will automatically reclassify into ordinary shares at the end of the specified period to which trading restrictions apply and in certain other circumstances detailed below.

The other key conditions of issue are referred to below.

c.	Determination of Incentive Award

The amount of any incentive award will depend on an evaluation of the Chief Executive Officer’s actual performance, measured against specific performance objectives, which will be set by the Board. The specific performance objectives will include financial criteria based on Telecom’s business and strategic plans and other criteria relating to corporate governance, reputation, effective leadership and management. These objectives will be set at the beginning of each financial year and assessed at the end of the financial year by the Board when it makes its determination of the incentive award.

d.	Key Conditions of Shares Issued

1.	The redeemable ordinary shares issued to the Chief Executive Officer in respect of the 2012-13 financial year will not be able to be sold, transferred or otherwise disposed of for a two-year period following issue in September 2013. Telecom may specify longer or shorter restrictive periods for subsequent grants.

2.	The shares will have equivalent rights to ordinary shares held by all other Telecom shareholders except that during the period in which the restrictions on disposal apply, they will be redeemed (ie, acquired and cancelled by Telecom) in certain circumstances specified in the scheme and summarised in paragraph 6 below for an aggregate consideration of NZ$1. This redemption feature ensures that Telecom recovers the shares if the Chief Executive Officer ceases to be entitled to some or all of the shares during the relevant period.

3.	If the Chief Executive Officer’s employment ceases due to termination by Telecom on notice then the restrictions on disposal will cease to apply to all the redeemable ordinary shares that are at least halfway through the vesting period and these shares will reclassify into ordinary shares.

4.	If the Chief Executive Officer’s employment ceases due to termination by the Chief Executive Officer following a ‘fundamental change’ in the Chief Executive Officer’s employment then:

(a)	the restrictions on disposal of the redeemable ordinary shares will cease to apply and all of those shares will reclassify into ordinary shares; and

(b)	the Chief Executive Officer will receive a bonus issue of ordinary shares (for performance over the partially complete financial year). The number of ordinary shares to be issued will be a pro-rata proportion of the target value for the then current financial year (based on the proportion of that year that has passed) divided by the volume weighted average market price for ordinary shares reported on the NZSX over the 20 trading days before the date of issue.

A ‘fundamental change’ is where the Chief Executive Officer is no longer the Chief Executive Officer of a company listed on either the New Zealand or Australian stock exchanges (‘Fundamental Change’).

5.	If the Chief Executive Officer employment ceases for any other reason then the Board has the discretion to remove the restrictions on disposal of some or all of the shares and these shares will reclassify into ordinary shares.
6.	Where employment ceases, any redeemable ordinary shares, which do not reclassify into ordinary shares in the manner described above, will be redeemed and cancelled for a nominal total consideration of NZ$1.

e.	Number of Shares Issued

The Board proposes that the maximum number of shares to be issued to the Chief Executive Officer over the next three years (28 September 2012 to 27 September 2015) for which approval is sought is 1,000,000 shares. This includes all redeemable ordinary shares and any ordinary shares to be issued as described under ‘Key Conditions of Shares Issued’ above. The Chief Executive Officer will be asked to consent to issue of redeemable ordinary shares under the Performance Equity Scheme being met by payment in cash of the relevant after-tax amount to the Chief Executive Officer and the application of that amount to the subscription for new shares. The number of redeemable ordinary shares awarded will be calculated by dividing the value of the award by the volume weighted average market price of Telecom ordinary shares reported on the NZSX for the 20 trading days immediately preceding the effective date of issue of the redeemable ordinary shares.

An example of the number of shares that could be issued to the Chief Executive Officer under the Performance Equity Scheme for the 2012-13 financial year is provided below:

The Chief Executive Officer has a target value for the Performance Equity Scheme for the 2012-13 financial year of $600,000 per annum (which, on a pro-rata basis for the period of his employment in the 2012-13 financial year, would be $529,315). In the event that the Chief Executive Officer meets the thresholds required to earn the target value, 100% of the after-tax value of this award may be provided in the form of Telecom redeemable ordinary shares. The number of shares awarded will be calculated by dividing the after-tax (calculated at 33%) value of the award by the volume weighted average market price (VWAP) of Telecom ordinary shares reported on the NZSX for the 20 trading days immediately preceding the effective date of issue of the redeemable ordinary shares. Based on these assumptions, set out below is the number of shares the Chief Executive Officer would receive based on an illustrative example using the lowest and highest prices for Telecom shares traded in the 2012 financial year:

•

If the VWAP was $1.74 (the lowest traded price for Telecom shares during the 2012 financial year) the Chief Executive Officer would receive 203,817 redeemable ordinary shares (after adjusting for the partial year); and

•

If the VWAP was $2.67 (the highest traded price for Telecom shares during the 2012 financial year) the Chief Executive Officer would receive 132,825 redeemable ordinary shares (after adjusting for the partial year).

f.	Date of Issue

The Performance Equity Scheme as described in this Notice of Annual Meeting is intended to apply from 13 August 2012. Subject to shareholder approval, the first issue of shares under the Performance Equity Scheme will occur on or about 13 September 2013, following determination of the actual incentive award achieved in respect of the 2012-13 financial year by the Board and announcement of Telecom’s 2013 result in August 2013.

Subsequent grants of shares will be at the discretion of the Board within the context of the approval granted by shareholders and may be made in September of each year but in no case will shares be issued later than three years after the date of the 2012 Annual Meeting (unless a further shareholder approval is obtained).

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Explanatory Notes

3. Performance Rights Scheme

a.	Overview

The Performance Rights Scheme is intended to link part of the Chief Executive Officer’s remuneration with the long-term performance of Telecom and align the Chief Executive Officer’s interests with those of shareholders.

Two grants will be made under this scheme in 2012.

First, the Chief Executive Officer will receive the annual long-term incentive award of NZ$1,000,000 of share rights in respect of the 2012-13 year.

Second, it is proposed that the Chief Executive Officer also receives a one-off grant of NZ$750,000 of share rights (the ‘Additional Grant’). The terms of the Additional Grant are slightly different to other grants under the scheme in that there are no performance criteria attached. The Additional Grant is dealt with separately below under ‘Additional Grant’.

If shareholder approval is not obtained for the Performance Rights Scheme, Telecom will instead put in place a cash-based long-term incentive scheme of equivalent value to the Performance Rights Scheme.

b.	Key Features

The key features of the proposed Performance Rights Scheme are:

1.	Each share right is granted for no cash consideration and provides the right to acquire one Telecom ordinary share for no cash consideration (that is, each share right has a nil exercise price);

2.	Share rights issued to the Chief Executive Officer will not be able to be sold, transferred or otherwise disposed of;

3.	The Board sets the period after which share rights are eligible for vesting (that is, become exercisable) at the time a grant is made. For the grant for the 2012-13 financial year, the Board has determined that one-half of the share rights will be eligible for vesting on the second anniversary of the grant and one-half of the share rights will be exercisable on the third anniversary of the grant. For subsequent grants of share rights the Board will specify that share rights be eligible for vesting on the third anniversary of the grant;

4.	The ability of any of the share rights to vest and the number of share rights that will vest following the end of the vesting period is dependent on achievement of performance hurdles. Each grant will have a re-test date 12 months after the initial testing of the performance hurdles;

5.	Each share right confers an entitlement to acquire one share on exercise or, at the Board’s discretion, a cash amount equal to the value of the shares can be paid instead;

6.	The scheme contains specific regimes dealing with rights offers, bonus issues and capital returns. In broad terms:

(a)	For a rights offer, Telecom will pay the Chief Executive Officer a cash amount equal to what he would have received if he had exercised his share rights before the record date of the rights offer and sold his rights;

(b)	For a bonus issue of shares, Telecom will, on the ultimate exercise of the share rights, issue to the Chief Executive Officer the number of ordinary shares he would have received if he had exercised his share rights earlier and participated in the bonus issue;

(c)	For a capital return, Telecom will reduce the number of share rights in the same proportion as the reduction of shares under the capital return and pay the Chief Executive Officer the amount he would have received if he had exercised his share rights and participated in the capital return.
7.	The Board has the power to alter the rights, obligations or benefits of the Chief Executive Officer (including to provide for an early vesting of some or all of the share rights) on the occurrence of an Event, if the scheme does not provide for the Event or, in the opinion of the Board, the occurrence of the Event produces an unfair or inappropriate result. The scheme defines an ‘Event’ as an event which affects the position or rights or benefits of the Chief Executive Officer, such as an offer for an acquisition of securities of Telecom or a reconstruction or amalgamation affecting Telecom;

8.	Upon the occurence of any of the events covered in paragraphs 6 and 7 above, the treatment under the scheme will be subject to any applicable NZSX and ASX Listing Rules;

9.	Except as summarised above, share rights confer no dividend rights or general entitlement to participate in issues of securities in Telecom;

10.	The maximum number of share rights to be issued over the next three years (28 September 2012 to 27 September 2015) for which approval is sought is 2,500,000; and

11.	Shares issued on the exercise of share rights will be fully paid Telecom ordinary shares and will rank equally in all respects with all other Telecom ordinary shares at the date of issue of the shares.

The other key conditions of a grant are referred to below.

c.	Performance Hurdles

Share rights granted under the Performance Rights Scheme may be exercised only if the applicable performance hurdle has been met, except in the case of the share rights granted in respect of the ‘Additional Grant’. If the applicable performance hurdle is met, share rights may be exercised at any time up to and including the lapse date (subject to the key conditions below).

The Board will determine annually the performance hurdle that will apply to share rights granted under the Performance Rights Scheme. For the share rights granted in 2012, the Chief Executive Officer may only exercise those share rights if Telecom’s Total Shareholder Return (‘TSR’) meets or exceeds the 50th percentile of a comparator group of the companies which comprise the NZX50 index when ranked by TSR calculated over the relevant period. Telecom’s TSR is a measure of the combination of share price appreciation and dividends paid since the date of the grant. TSR calculations for this hurdle will be made with reference to the closing price immediately prior to the effective date of issue and the volume weighted average price of that share for the 10 business days at the end of the relevant period. If Telecom TSR performance is equal to the 50th percentile of the TSR of the comparator group over the relevant period (subject to certain limits described in the following paragraphs) then 40% of the share rights in a tranche become exercisable, increasing on a straight-line basis such that all share rights in a tranche may be exercised if Telecom’s TSR is at or above the 85th percentile of the TSR of the comparator group.

Testing to determine whether the performance hurdle has been met will occur at the end of the vesting period of the grant. If the maximum performance hurdle is not met, there will be a re-test twelve months later using the same methodology. If the percentage of share rights that would be exercisable on the re-test is greater than the percentage that were exercisable on the initial test date then that percentage of additional share rights will become exercisable following the re-test. If the percentage is lower on the re-test date, no additional share rights will be exercisable. If no share rights become exercisable on the initial test date, then a maximum of 50% of the share rights can be exercised if the performance hurdle is met at the re-test. Any un-exercisable remaining share rights will immediately lapse.

6 |	Telecom Notice of Meeting 2012

Explanatory Notes

Achievement of the performance hurdle will be determined by the Board following receipt of data that verifies that the performance hurdle has been met for each tranche of share rights.

Telecom also has discretion to grant shares rights with no performance hurdles. It is anticipated that the Board will specify that subsequent grants of share rights are subject to performance hurdles.

d.	Termination of Employment Conditions of Share Rights

Except as outlined below, the Chief Executive Officer’s non-vested share rights lapse immediately upon termination of his employment:

1.	If the Chief Executive Officer’s employment ceases due to termination by the Chief Executive Officer following a Fundamental Change in the Chief Executive Officer’s employment, then those grants of share rights that have not reached the vesting date, but that are more than halfway through the period from the grant date to the vesting date, will vest. Where such share rights are subject to performance hurdles, Telecom may determine that they shall not vest but shall remain in place until the next performance testing, at which time they will either vest or expire; and

2.	If the Chief Executive Officer’s employment ceases for any other reason, then any entitlement to vesting of the share rights shall be solely at the Board’s discretion.

Share rights that have vested continue to be exercisable after termination of the Chief Executive Officer’s employment for any reason for a period of three months, after which they lapse.

e.	Additional Grant

The one-off Additional Grant is on the same terms as other share rights referred to above, except that no performance hurdles apply and 50% of the share rights will be exercisable on the date one year after grant and the remaining 50% will be exercisable on the date two years after grant. The number of share rights granted under the Additional Grant will be calculated in accordance with the process described in ‘Number of Share Rights Granted’.

f.	Number of Share Rights Granted

The Board proposes that the maximum number of share rights to be issued to the Chief Executive Officer over the next three years (28 September 2012 to 27 September 2015) for which approval is sought is 2,500,000 share rights. This maximum number includes the NZ$1,000,000 of share rights in respect of the 2012-13 year and the NZ$750,000 of share rights under the Additional Grant, and grants in subsequent years up to 27 September 2015. The number of share rights granted will be calculated by dividing the value of the grant to be issued in share rights (as opposed to cash) by the volume weighted average market price of Telecom shares reported on the NZSX for the 20 trading days immediately preceding the effective date of the issue of the share rights.

An example of the number of shares rights that could be issued to the Chief Executive Officer under the Performance Rights Scheme for the 2012-13 financial year is provided below:

The Chief Executive Officer has a value for the Performance Rights Scheme for the 2012-13 financial year of $1,000,000. The number of share rights awarded will be calculated by dividing the value of the award by the volume weighted average market price of Telecom ordinary shares reported on the NZSX for the 20 trading days immediately preceding the effective date of issue of the share rights. Based on these assumptions, set out below is the number of share rights the Chief Executive Officer would receive based on an illustrative example, using the lowest and highest prices for Telecom shares traded in the 2012 financial year:

•	If the VWAP was $1.74 (the lowest traded price for Telecom shares during the 2012 financial year), the Chief Executive Officer would receive 574,713 share rights; and

•	If the VWAP was $2.67 (the highest traded price for Telecom shares during the 2012 financial year), the Chief Executive Officer would receive 374,532 share rights.

The number of share rights that could ultimately be exercised by the Chief Executive Officer is subject to the applicable performance hurdle. For the 2012 grant, the hurdle is the performance of Telecom’s TSR relative to the comparator group. If Telecom’s TSR performance is equal to the 50th percentile of the comparator group over the relevant period, 40% of the share rights granted in that tranche could then be exercised, increasing on a straight-line basis such that 100% of the share rights granted in that tranche could be exercised if Telecom’s TSR performance is equal to the 85th percentile of the comparator group over the relevant period.

g.	Date of Grant

The Performance Rights Scheme as described in this Notice of Annual Meeting is intended to apply from 13 August 2012. Subject to shareholder approval, the first grant of share rights under the Performance Rights Scheme is expected to occur in October 2012, following the announcement of the full year 2011-12 result. The effective date of the first grant of share rights will be 14 September 2012.

Subsequent grants of share rights will be at the discretion of the Board within the context of the approval granted by shareholders and may be made in September of each year but in no case later than three years after the date of the 2012 Annual Meeting (unless a further shareholder approval is obtained).

4. Directors’ Discretion

The Board will have the discretion and power to amend the terms of the Performance Equity Scheme and the Performance Rights Scheme subject to the NZSX and ASX Listing Rules, as long as the interests of Telecom shareholders are not adversely affected and any necessary consent of the Chief Executive Officer is obtained.

5. External Advice and Review

A copy of a letter dated 27 July 2012 from PricewaterhouseCoopers New Zealand (PwC) is included with this Notice of Annual Meeting. PwC’s letter confirms that the proposed remuneration package and incentive arrangements are appropriate for a chief executive officer of a company of the size and complexity of Telecom.

6. Appraisal Report

In accordance with the requirements of NZSX Listing Rule 6.2.2, an appraisal report on the proposal to issue shares and share rights to the Chief Executive Officer on the terms of each scheme has been prepared by Simmons Corporate Finance Limited. Simmons Corporate Finance Limited has reviewed the terms of the proposed issue of shares and share rights to the Chief Executive Officer and has concluded the proposal is fair to Telecom shareholders. A copy of the Simmons Corporate Finance appraisal report is included with this Notice of Annual Meeting.

7. Disclosure of Number of Shares and Share Rights

The actual number of shares issued under the Performance Equity Scheme and share rights granted under the Performance Rights Scheme will be disclosed in Telecom’s annual report each year, together with the details of the shareholder approval previously obtained. No shares or share rights have been issued under the Performance Equity Scheme or the Performance Rights Scheme prior to the date of this Notice of Annual Meeting. Any additional persons who become entitled to participate in either of the above schemes and who have not been named in this Notice of Annual Meeting will not participate in the schemes unless shareholder approval is obtained under ASX Listing Rule 10.14. Simon Moutter will be the only person entitled to participate in either of the above proposed schemes.

investor.telecom.co.nz	| 7

Important information

Voting in person

If you are entitled to vote and wish to do so in person, you should attend the Annual Meeting and bring your Proxy Form (which contains your attendance slip and ballot paper) with you to the meeting.

A corporation may appoint a person to attend the meeting as its representative in the same manner as that in which it could appoint a proxy.

Voting by proxy

A Telecom shareholder who is entitled to attend and vote at the Annual Meeting is entitled to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a Telecom shareholder.

If you appoint a proxy you may either direct your proxy how to vote for you or you may give the proxy discretion to vote as he or she sees fit. If you wish to give your proxy discretion, then you should mark the appropriate boxes on the Proxy Form to grant your proxy that discretion.

The Chairman of the meeting or any other Director is willing to act as proxy for any shareholder who appoints him or her for that purpose. If you do not name a person as proxy on your returned form, or your named proxy does not attend the meeting, the Chairman will be your proxy and may vote only in accordance with your express direction. If you expressly appoint the Chairman or a Director as your proxy and elect to give them discretion on how to vote on a resolution, they may exercise your proxy even if they have an interest in the outcome of that resolution (subject to the Listing Rules). The Chairman and Directors intend to vote all discretionary proxies in favour of resolutions 1 to 6.

If you wish to appoint Mr Simon Moutter, or any associate or associated person of Mr Moutter as your proxy, they will be prohibited (in accordance with applicable Listing Rules) from voting any discretionary proxies in relation to the two resolutions relating to Mr Moutter’s remuneration package. Accordingly, in such case, unless a direction on how to vote for you in respect of such resolution is given to them, they will be unable to vote as your proxy on such resolutions.

A Proxy Form accompanies this Notice of Annual Meeting.

If you do not propose to attend the Annual Meeting but wish to be represented by proxy, complete and sign the Proxy Form (detach the attendance slip) and either:

•

Lodge your proxy online by going to www.investorvote.co.nz/ telecom. To complete a proxy form online, you will need your shareholder number and FIN. If you do not have a FIN number, please contact Computershare at: enquiry@computershare.co.nz or 0800 737 100 (within New Zealand) or +64 9 488 8777 (international);

•	Email your proxy to corporateactions@computershare.co.nz;

•	Return the Proxy Form by mail to the Share Registrar, Computershare Investor Services Limited, Private Bag 92119, Auckland 1142, using the freepost envelope enclosed; or

•	Fax the Proxy Form to 09 488 8787 (within New Zealand) or +64 9 488 8787 (international).

The completed Proxy Form must be received by the Share Registrar no later than 10.00am on Wednesday 26 September 2012 (New Zealand time).

A proxy granted by a company must be signed by a duly authorised officer or attorney. Persons who sign on behalf of a company must be acting with the company’s express or implied authority.

When the Proxy Form is signed by an attorney, the power of attorney under which it is signed, if not previously provided to Telecom, together with a completed certificate of non-revocation of power of attorney must accompany the Proxy Form.

Voting entitlements

Voting entitlements for the Annual Meeting will be determined as at 5:00pm (New Zealand time) on Thursday 27 September 2012. Registered Telecom shareholders at that time will be the only persons entitled to vote at the Annual Meeting, and only the Telecom shares registered in those Telecom shareholders’ names at that time may be voted at the Annual Meeting.

Webcast

The Annual Meeting will be webcast live on the internet. To view the webcast, go to: http://investor.telecom.co.nz.

Minutes of the previous meeting and Annual Report

The minutes of last year’s Annual Meeting and an archive of the 2011 webcast are also available on http://investor.telecom.co.nz. The 2012 Annual Report is available on Telecom’s website. Go to: http://investor.telecom.co.nz.

Meeting venue

The Conference Centre at Level 2, Telecom Place, 167 Victoria Street West, Auckland.

Parking around Telecom Place:

If you have any questions, or for more information, please call Telecom Investor Relations on:

Australia	1800 123 350

Canada	1800 280 0398

Hong Kong	800 962 867

New Zealand	0800 737 500

Singapore	800 641 1013

United Kingdom	0800 960 283

United States	1800 208 2130

8 |	Telecom Notice of Meeting 2012

Lodge your proxy

Online

www.investorvote.co.nz/telecom

By Email

corporateactions@computershare.co.nz

By Mail

Computershare Investor Services Limited

Private Bag 92119

Auckland 1142

New Zealand

By Fax

+64 9 488 8787

General enquiries

0800 737 100 (within NZ)

+64 9 488 8777 (international)

enquiry@computershare.co.nz

Proxy Form for the 2012 Annual Meeting

Lodge your proxy online, 24 hours a day, 7 days a week:

www.investorvote.co.nz/telecom

Your secure access information

PLEASE NOTE: For security reasons it is important that you keep your CSN/Securityholder Number confidential.

You will need your CSN/Securityholder Number and FIN to lodge your proxy online.

For your proxy to be effective it must be received by 10:00am (New Zealand time) Wednesday 26 September 2012

Appointment of proxy

If you do not plan to attend the meeting, you may appoint a proxy. The Chairman of the meeting or any other Director is willing to act as proxy for any shareholder who appoints him or her for that purpose. If you do not name a person as proxy on your returned form, or your named proxy does not attend the meeting, the Chairman will be appointed your proxy and may only vote in accordance with your express direction.

Voting of your holding

Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

If you wish to appoint Mr Simon Moutter, or any associate or associated person of Mr Moutter as your proxy, they will be prohibited (in accordance with the Listing Rules) from voting any discretionary proxies in relation to the two resolutions relating to Mr Moutter’s remuneration package. Accordingly, unless a direction on how to vote for you in respect of such resolution is given to them, they will be unable to vote as your proxy on such resolutions.

Appointing the Chairman or a Director as your proxy

If you appoint the Chairman or any Director as your proxy and tick the ‘Proxy discretion’ box, you acknowledge that they may exercise your proxy even if they have an interest in the outcome of that resolution (subject to the Listing Rules). The Chairman and Directors intend to vote all discretionary proxies in favour of resolutions 1 to 6.

Attending the meeting

If you wish to vote in person, you should attend the meeting and bring this Proxy Form (which contains your attendance slip and ballot paper) with you to the meeting.

A corporation may appoint a person to attend the meeting as its representative in the same manner as that in which it could appoint a proxy.

Signing instructions for proxy forms

Individual

Where the holding is in one name, the securityholder must sign.

Joint holding

Where the holding is in more than one name, all of the securityholders should sign.

Power of attorney

If this Proxy Form has been signed under a power of attorney, a copy of the power of attorney (unless already deposited with Telecom) and a signed certificate of non-revocation of the power of attorney must be produced to Telecom with this Proxy Form.

Company

This Proxy Form must be signed by a duly authorised officer or attorney. Persons who sign on behalf of a company must be acting with the company’s express or implied authority.

Go online to appoint and give directions to your proxy or turn over to complete the form

Perforation

Proxy/Corporate Representative Form

Step Œ : Appoint a proxy to vote on your behalf

I/We being a shareholder/s of Telecom Corporation of New Zealand Limited

hereby appoint	of

or failing him/her	of

as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, the proxy will vote as he/she sees fit, subject to any applicable restrictions in the Listing Rules) at the Annual Meeting of Telecom Corporation of New Zealand Limited to be held in the Conference Centre at Level 2, Telecom Place, 167 Victoria Street West, Auckland on Friday 28 September 2012 at 10:00am (New Zealand time) and at any adjournment of that meeting. If you wish, you may appoint as your proxy ‘The Chairman of the Meeting’.

Step  : Items of business – voting instructions/ballot paper (if a poll is called)

Please note: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

Ordinary Business		FOR	AGAINST	PROXY DISCRETION	ABSTAIN

Item 1	That the Directors are authorised to fix the auditors’ remuneration.	☐	☐	☐	☐

Item 2	That Mr Mark Verbiest is re-elected as a Director of Telecom.	☐	☐	☐	☐

Item 3	That Mr Paul Berriman is re-elected as a Director of Telecom.	☐	☐	☐	☐

Item 4	That Mr Simon Moutter is elected as a Director of Telecom.	☐	☐	☐	☐

Item 5	That approval is given for the issue by Telecom’s Board of Directors to Mr Simon Moutter (Telecom’s Chief Executive Officer) during the period to 27 September 2015 of in total up to 1,000,000 shares in Telecom under the Performance Equity Scheme (comprising redeemable ordinary shares and, where contemplated by the scheme, ordinary shares), on the terms set out in the Explanatory Notes accompanying the 2012 Notice of Annual Meeting.	☐	☐	☐	☐

Item 6	That approval is given for the issue by Telecom’s Board of Directors to Mr Simon Moutter (Telecom’s Chief Executive Officer) during the period to 27 September 2015 of in total up to 2,500,000 share rights to acquire Telecom ordinary shares under the Performance Rights Scheme on the terms set out in the Explanatory Notes accompanying the 2012 Notice of Annual Meeting.	☐	☐	☐	☐

Sign: signature of securityholder(s) This section must be completed.

Securityholder 1	Securityholder 2	Securityholder 3

or duly authorised officer or attorney	or duly authorised officer or attorney	or duly authorised officer or attorney

Contact Name	Contact Daytime Telephone	Date

Perforation

Attendance slip

Annual Meeting of Telecom Corporation of New Zealand Limited to be held in the Conference Centre at Level 2, Telecom Place, 167 Victoria Street West, Auckland on Friday 28 September 2012 at 10:00am (New Zealand time).

Mark Verbiest

Chairman

Telecom Corporation of New Zealand Limited

Level 2

Telecom Place

167 Victoria St West

Auckland

27 July 2012

Telecom Chief Executive Officer remuneration benchmarking

Dear Mark

Background

During May 2012 we were asked to provide Telecom Corporation of New Zealand Limited (Telecom) with a report comparing the quantum and construct of the then proposed remuneration arrangements for a new Telecom Chief Executive Officer (CEO), to relevant comparator companies in the New Zealand and Australian markets (the Benchmarking Report). The purpose of the Benchmarking Report was to provide the Telecom board with objective information to assist it in setting appropriate market-based remuneration.

We note our Benchmarking Report only considered the quantum and construct or “mix” of the proposed CEO package relative to the market data.

As requested, we provide below a summary of the process we adopted, and our findings. We understand this will be provided to Telecom shareholders to assist with their consideration of equity arrangements which are proposed to be entered into in relation to the new Telecom CEO.

Proposed remuneration arrangements

The CEO remuneration arrangements we were requested to review for benchmarking purposes were as follows:

Fixed annual remuneration:	$1,350,000

Target short term incentive:	$750,000

Target deferred short term incentive (equity incentive):	$600,000

Long term incentive (share rights):	$1,000,000

Total target package:	$3,700,000

We understand it is intended the equity incentive and long term incentive will be granted to the CEO annually.

In addition, we understand that the CEO will, subject to shareholder approval, also receive a one off grant of share rights to the value of $750,000 upon commencement of his employment with Telecom, 50% of which will vest after 12 months and 50% of which will vest after 24 months. This was negotiated to compensate for entitlements forgone under the CEO’s previous employment contract, and create further alignment with shareholders.

PricewaterhouseCoopers, 188 Quay Street, Private Bag 92162, Auckland 1142, New Zealand

T: +64 (9) 355 8000, F: +64 (9) 355 8001, www.pwc.com/nz

Telecom Corporation of New Zealand Limited 27 July 2012

Process adopted

In benchmarking the proposed remuneration package of the CEO role we took into account the Telecom executive remuneration policy and in particular the requirement that:

•

The CEO’s remuneration should be considered in the context of a “trans-Tasman” remuneration market (i.e. consideration should be given to comparators in both the New Zealand and Australian markets); and

•	Fixed annual remuneration should be at the median of the market data, with upper quartile total pay for upper quartile performance.

We reviewed the remuneration arrangements and target remuneration data of chief executive officers and managing directors of Australian and New Zealand groups comparable to Telecom. In selecting comparators in both markets we took into account the relative size (in terms of both market capitalisation and annual revenues) and complexity of Telecom, its status as a high profile company listed on both the New Zealand and Australian stock exchanges, the geographic scope of the Telecom business and the regulated nature of the telecommunications industry.

All data reviewed for the purposes of this exercise was obtained from the PwC New Zealand and PwC Australia executive remuneration databases. Data in the PwC New Zealand database is obtained directly from participants in the annual PwC New Zealand executive remuneration survey (131 participant companies in 2012), and is current as at 31 March 2012. Data in the PwC Australia database is obtained from the public disclosures of ASX100 companies, and is current as at the most recent disclosures made in those companies’ annual reports.

The benchmarking report provided a comparative analysis of the proposed Telecom CEO target remuneration package as compared with the target remuneration data of the CEOs of the comparators.

We also provided analysis of the relative weighting of the various components of the proposed CEO package (i.e. the construct or “mix” of the proposed package) as compared with the market data.

Benchmark findings

Quantum of package

On the basis of our work we concluded that, having regard to the Telecom executive remuneration policy and assuming appropriate performance criteria for all performance based reward elements, the quantum of the proposed package represented reasonable remuneration for the CEO of a business of the size, complexity and nature of Telecom. The basis for this conclusion was that:

•	The proposed fixed annual remuneration is positioned at approximately the midpoint of the median comparator data of the New Zealand and Australian markets; and

•

The proposed total target reward (aggregate of fixed annual remuneration, target short term incentive, long term incentive and deferred short term incentive) is positioned below the 75th percentile New Zealand target total remuneration market data and below the Australian median total remuneration market data.

Construct of package

We assessed the relativity of the various components of the Telecom CEO role’s proposed package as a proportion of the total remuneration package and compared this construct or “pay mix” with the market data. The construct of the proposed Telecom CEO package compared favourably with the construct of the CEO remuneration packages of those companies in the data samples with short and long term / deferred incentives, with a higher proportion of the proposed Telecom total package being allocated to deferred and long term incentives than the comparative market data, and a lower proportion to short term incentives.

Telecom Corporation of New Zealand Limited 27 July 2012

One off share grant

In our view the inclusion of the one off grant of additional share rights in the proposed package does not materially alter our findings. We note that it is not uncommon for such an arrangement to be negotiated in the context of appointing a new CEO where existing entitlements are foregone as a result of the individual’s change in employment.

The proposed fixed annual remuneration for the CEO remains positioned at approximately the midpoint of the New Zealand and Australian median data when taking into account the additional one off grant of share rights.

The proposed target total package for the year in which the additional one off grant is made (i.e. the total package that would be earned if incentive targets are attained) will now be marginally above the 75th percentile total target reward data for the New Zealand comparators, and below the median market data for the Australian comparators. The proposed target package inclusive of the additional grant remains within the parameters of Telecom’s remuneration policy position assuming appropriately calibrated performance metrics.

Yours sincerely

Chris Place
Partner – Tax and Executive Reward Services chris.g.place@nz.pwc.com
T: +64 (9) 355 8385

Simmons Corporate Finance Limited
Level 5, Shortland Chambers Building
70 Shortland Street
Auckland
P O Box 3996
Auckland
New Zealand
Tel: +64 9 309 1688
Fax: +64 9 309 2510
www.simmonscf.co.nz

APPRAISAL REPORT IN RESPECT OF THE CHIEF EXECUTIVE OFFICER’S EQUITY-BASED INCENTIVE SCHEMES

1. Introduction

1.1 Background

Telecom Corporation of New Zealand Limited (Telecom or the Company) is listed on the main board equity security market (NZSX) operated by NZX Limited with a market capitalisation of $5.0 billion as at 17 August 2012 and unaudited total equity of $1.9 billion as at 31 December 2011.

Telecom was formed in 1987 out of the telecommunications division of the New Zealand Post Office, a government department.

On 30 November 2011, the Company demerged into 2 separate publicly listed companies:

•	Telecom – a retail services provider

•	Chorus Limited – a network services operator.

1.2 Chief Executive Officer Remuneration

Appointment of Chief Executive Officer and Managing Director

Telecom announced on 23 April 2012 that it had appointed Simon Moutter to the role of Chief Executive Officer and Managing Director of Telecom.

Mr Moutter commenced in the role on 13 August 2012.

Remuneration Package

Mr Moutter and Telecom entered into an employment agreement dated 22 April 2012 (the Employment Agreement). Mr Moutter’s remuneration consists of a mixture of fixed remuneration plus short term and long term incentive remuneration. The key components of his remuneration package for the 2013 financial year are set out below. The remuneration package will be reviewed annually.

Base Remuneration	+	Annual Performance Incentive	+	Performance Equity Incentive	+	Long Term Incentive

$1,350,000 p.a.		Target value: $750,000 p.a.		Target value: $600,000 p.a.		Target value: $1,000,000 p.a.

		Maximum value: $1,312,500 p.a.		Maximum value: $1,050,000 p.a.

p.a.: per annum

Annual Performance Incentive

Mr Moutter’s remuneration package includes an annual short term performance incentive in the form of $750,000 in cash if he meets the targets (the Targets) set by Telecom’s board of directors (the Board).

The annual short term performance incentive cash payment may increase if Mr Moutter significantly exceeds the Targets, up to a maximum of $1,312,500 per annum (being 175% of the target value).

The short term performance incentive payment will be pro rated for the 2013 financial year from 13 August 2012.

Appraisal Report | 1

Performance Equity Incentive

Mr Moutter’s remuneration package also includes an annual performance equity incentive in the form of redeemable ordinary shares with a target value of $600,000 for achievement of the Targets (the Performance Equity Scheme).

The value of the award under the Performance Equity Scheme may increase if Mr Moutter significantly exceeds the Targets, up to a maximum of $1,050,000 of redeemable ordinary shares per annum (being 175% of the target value).

The award under the Performance Equity Scheme will be pro rated for the 2013 financial year from 13 August 2012.

Long Term Incentive

Mr Moutter will also be eligible for a long term incentive of $1,000,000 annually in the form of share rights with a zero exercise price (the Performance Rights Scheme).

The ability for any share rights to vest (and then be exercised to acquire ordinary shares) and the number of share rights that will vest following the end of the vesting period is dependent on meeting performance hurdles to be determined by the Board (the Performance Hurdles):

•	of the share rights granted in 2012, 50% will be eligible for vesting after 2 years and 50% after 3 years

•	share rights granted in 2013 and subsequent years will be eligible for vesting after 3 years from the date of grant.

Mr Moutter will also receive a one-off grant of share rights in September 2012 with a value of $750,000 (the Additional Rights Grant) which will also be issued pursuant to the Performance Rights Scheme. This grant vests in 2 tranches:

•	the first half after 12 months

•	the second after 24 months.

We refer to the Performance Equity Scheme and the Performance Rights Scheme collectively as the CEO Share Schemes.

Annual Review of Remuneration

Mr Moutter’s total remuneration will be reviewed at the end of the 2013 financial year (effective 1 July 2013) and at the end of each financial year thereafter. The target values and amounts set out above apply for the 2013 financial year and subsequent payments and grants may be based on revised target values in line with any future adjustment to Mr Moutter’s remuneration package and components.

1.3 Regulatory Requirements

Listing Rule 7.3.1 of the NZSX Listing Rules states that no Issuer shall issue any Equity Securities unless the precise terms and conditions of the specific proposal to issue those Equity Securities have been approved by separate resolutions (passed by a simple majority of votes) of holders of each Class of Quoted Equity Securities of the Issuer whose rights or entitlements could be affected by that issue.

NZSX Listing Rule 6.2.2(b) requires an Appraisal Report to be prepared where a meeting will consider a resolution where more than 50% of the securities to be issued will be acquired by directors of the Issuer.

Mr Moutter, who was appointed to fill a vacancy on the Board, retires and offers himself for election as a director at the Company’s annual meeting.

Listing Rule 10.14 of the ASX Limited (ASX) Listing Rules states that an entity must not permit a director of the entity to acquire securities under an employee incentive scheme without the approval of holders of ordinary securities of the acquisition.

ASX Listing Rule 10.14 requires that the notice of meeting to obtain approval must comply with ASX Listing Rule 10.15A which mandates a number of disclosures such as the maximum number of securities that may be acquired and the formula for calculating the number of securities to be issued.

1.4 Annual Meeting of Shareholders

Shareholders will vote on 2 ordinary resolutions in respect of the CEO Share Schemes at Telecom’s annual meeting of shareholders on 28 September 2012:

•

the issue to Mr Moutter during the 3 year period to 27 September 2015 of in total up to 1,000,000 shares in Telecom under the Performance Equity Scheme (comprising redeemable ordinary shares and, where contemplated by the scheme, ordinary shares) (resolution 5)

•	the issue to Mr Moutter during the 3 year period to 27 September 2015 of in total up to 2,500,000 share rights to acquire Telecom ordinary shares under the Performance Rights Scheme (resolution 6).

2 | Simmons Corporate Finance Limited

Only the Company’s shareholders not associated with Mr Moutter (the Non-associated Shareholders) may vote on the resolutions.

1.5 Purpose of the Report

The directors of Telecom not associated with Mr Moutter (the Non-associated Directors) have engaged Simmons Corporate Finance Limited (Simmons Corporate Finance) to prepare an Appraisal Report on the fairness of the CEO Share Schemes in accordance with NZSX Listing Rule 6.2.2(b).

Simmons Corporate Finance was approved by NZX Market Supervision on 9 July 2012 to prepare the Appraisal Report.

Simmons Corporate Finance issues this Appraisal Report to the Non-associated Directors for the benefit of the Non-associated Shareholders to assist them in forming their own opinion on whether to vote for or against the resolutions in respect of the CEO Share Schemes.

We note that each shareholder’s circumstances and objectives are unique. Accordingly, it is not possible to report on the fairness of the CEO Share Schemes in relation to each shareholder. This report on the fairness of the CEO Share Schemes is therefore necessarily general in nature.

The Appraisal Report is not to be used for any other purpose without our prior written consent.

All references to $ are to New Zealand dollars.

2. Evaluation of the Fairness of the CEO Share Schemes

2.1 Basis of Evaluation

NZSX Listing Rule 1.7.2 requires an Appraisal Report to consider whether the consideration and the terms and conditions of the CEO Share Schemes are fair to the Non-associated Shareholders.

There is no legal definition of the term fair in New Zealand in either the NZSX Listing Rules or in any statute dealing with securities or commercial law.

In our opinion, the CEO Share Schemes will be fair to the Non-associated Shareholders if:

•	the shares issued to Mr Moutter under the CEO Share Schemes represent a fair level of incentive remuneration to Mr Moutter when viewed as part of his total remuneration package

•	the terms and conditions of the CEO Share Schemes are fair

•	there are no material negative impacts on the Non-associated Shareholders.

We have evaluated the fairness of the CEO Share Schemes by reference to:

•	the rationale for the CEO Share Schemes

•	the value of the CEO Share Schemes to Mr Moutter

•	the terms and conditions of the CEO Share Schemes

•	the impact of the CEO Share Schemes on shareholding levels

•	the impact of the CEO Share Schemes on Telecom’s share price.

Our opinion should be considered as a whole. Selecting portions of the evaluation without considering all the factors and analyses together could create a misleading view of the process underlying the opinion.

2.2 Opinion on the Fairness of the CEO Share Schemes

In our opinion, after having regard to all relevant factors, the consideration and the terms and conditions of the CEO Share Schemes are fair to the Non-associated Shareholders.

The basis for our opinion is set out in detail in sections 2.3 to 2.11. In summary, the key factors leading to our opinion are:

•

the rationale for the CEO Share Schemes is sound. The Performance Equity Scheme and the Performance Rights Scheme seek to provide long term equity incentives to Mr Moutter which align his interests with those of the Non-associated Shareholders

Appraisal Report | 3

•	the overall remuneration level for Mr Moutter appears to be reasonable

•	the terms and conditions of the Performance Equity Scheme are reasonable:

•	the issue of equity in the form of redeemable ordinary shares aligns Mr Moutter’s interests with those of the Non-associated Shareholders

•	the Targets (assuming they are similar to those adopted in recent times) represent a reasonable basis upon which to evaluate Mr Moutter’s performance and to determine the level of incentive award

•	the redeemable ordinary shares are subject to a 2 year restrictive period where Mr Moutter cannot dispose of the shares

•	the redeemable ordinary shares can be redeemed by Telecom in certain circumstances if Mr Moutter ceases to be employed by the Company

•

the Performance Equity Scheme will only have value to Mr Moutter to the degree that the Targets are met. To the extent that the Targets are not met, then Mr Moutter will derive reduced value from the scheme

•	the terms and conditions of the Performance Rights Scheme are reasonable:

•	the issue of equity in the form of share rights aligns Mr Moutter’s interests with those of the Non-associated Shareholders

•	the Performance Hurdle (based on relative total shareholder return (TSR) for the 2012 grant) is an appropriate basis upon which to determine whether the share rights vest

•	the vesting period of up to 3 years after each grant date provides a suitably long term incentive period

•

the Performance Rights Scheme will only have value to Mr Moutter if the Performance Hurdles are met. In the event that the Performance Hurdles are not met, then no share rights will vest and Mr Moutter will derive no value from the scheme

•

the Additional Rights Grant is not subject to meeting any Performance Hurdles. Accordingly it represents a one-off grant of $750,000 of share rights to Mr Moutter, with 50% of the share rights vesting one year after their grant and the remaining 50% vesting 2 years after their grant. Accordingly, Mr Moutter will not derive any economic benefit from the Additional Rights Grant until at least one year after their grant

•	the potential dilutionary impact of the CEO Share Schemes on Non-associated Shareholders is negligible at 0.19%

•	the shares issued under the CEO Share Schemes are unlikely to have any material impact on Telecom’s share price or the liquidity of its shares

•

if the resolutions in respect of the CEO Share Schemes are not approved, then each right/entitlement will be paid in cash at the equivalent value. The cash payments will be subject to the same terms and conditions to which any equity would have been subject and will be paid at the same time as any rights/entitlements in respect of equity would have vested.

2.3 Rationale for the CEO Share Schemes

In general terms, companies provide equity-based long term executive incentive remuneration to tie executives’ remuneration to the annual and long term performance of the company and to align the interests of the executives with those of shareholders. Key perceived benefits to the company include:

•	equity-based long term executive incentive remuneration helps to attract and retain top executives

•	it enables executives to build equity ownership in the company

•	executives’ interests are more closely aligned with shareholders’ interests.

There has been growing criticism in New Zealand and abroad in respect of the equity-based incentive remuneration. The criticisms centre around:

•	the lack of performance hurdles and/or inadequate explanation of performance hurdles

•	the length of term for the equity-based incentive remuneration being too short and hence not aligning with shareholder interests

•	already generous remuneration for executives.

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In structuring Mr Moutter’s remuneration package, the Board aimed to create an appropriate balance between the fixed and variable components so that a substantial proportion of Mr Moutter’s remuneration related to his performance and that of the Company. The Board also ensured that a significant proportion of Mr Moutter’s remuneration package would be paid through the issue of equity securities to align his interests with those of the Non-associated Shareholders.

In our view, the rationale for the CEO Share Schemes as a component of Mr Moutter’s remuneration package is sound:

•	it is designed to align the interests of Mr Moutter with those of the Non-associated Shareholders, with just under half of his annual remuneration package being payable in the form of equity

•	it forms an integral component of Mr Moutter’s variable remuneration, which represents almost two thirds of his total remuneration package

•	it aims to provide a long term incentive, thus aiding in the retention of Mr Moutter.

2.4 Mr Moutter’s Remuneration Package

Although the focus of our evaluation is primarily on the CEO Share Schemes, consideration needs to be given to the overall level of remuneration for Mr Moutter.

A summary of Mr Moutter’s target annual remuneration for the 2013 financial year (before proration) is set out below.

Mr Moutter’s Target Annual Remuneration for 2013 Financial Year

	Cash		Equity		Total
	($000)		($000)		($000)%

Fixed remuneration	1,350		—		1,350	36.5%
Variable remuneration
Annual performance incentive	750	[1]	—		750	20.3%
Performance Equity Scheme	—		600	[2]	600	16.2%
Performance Rights Scheme	—		1,000	[3]	1,000	27.0%

Total	750		1,600		2,350	63.5%

Total remuneration	2,100		1,600		3,700	100%

- %	56.8%		43.2%

1	Based on 100% of target value
2	Based on 100% of target value
3	Excluding the Additional Rights Grant

The annual performance incentive and Performance Equity Scheme amounts are before any proration (to reflect that Mr Moutter did not commence in the role until 13 August 2012) and are based on the Targets being met (but not exceeded).

The level of annual variable remuneration from the annual performance incentive and the Performance Equity Scheme can vary from nil (based on the Targets not being met at all) to 175% of the target values:

•	annual performance incentive – nil to $1,312,500

•	Performance Equity Scheme – nil to $1,050,000.

Key features of the remuneration package are:

•	approximately one third of the total target remuneration package is fixed remuneration and the remainder is variable

•	just under half of the total target remuneration package is payable in equity with the remainder payable in cash.

In setting the remuneration package, the Board obtained advice from PricewaterhouseCoopers (PwC) on remuneration levels for CEOs of similar sized organisations. In its report entitled CEO Market Remuneration Assessment Report dated 1 May 2012 (the PwC Remuneration Report), PwC opined that the proposed remuneration package for Mr Moutter was reasonable. PwC considered the level of base remuneration to be reasonable and the mix of fixed and variable remuneration to be largely consistent with comparator companies. A summary of the advice provided by PwC to the Board is included in the notice of meeting.

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The structure of Mr Moutter’s performance-related variable remuneration components means that his remuneration is likely to vary significantly from year to year. His remuneration will be disclosed each year in Telecom’s annual report. Historically, the level of disclosure in respect of the chief executive officer’s remuneration has been comprehensive, with detailed explanations of the terms of the remuneration components and a breakdown of the remuneration component amounts.

2.5 Terms of the Performance Equity Scheme

Overview

The terms of the Performance Equity Scheme are set out in the explanatory notes on pages 4 and 5 of the notice of annual meeting (the Explanatory Notes). They are not included in detail in this report so as to avoid repetition.

The objective of the Performance Equity Scheme is to reward Mr Moutter for achieving specified target levels of performance during a financial year (ie the Targets). This component of his remuneration is structured in the form of the issue of redeemable ordinary shares so as to link it to the long term performance of the Company.

The maximum number of shares to be issued to Mr Moutter over the 3 year period to 27 September 2015 for which shareholder approval is sought is 1,000,000 shares. This includes all redeemable ordinary shares and any ordinary shares to be issued.

Assuming the Performance Equity Scheme is approved by the Non-associated Shareholders, the first issue of redeemable ordinary shares under the Performance Equity Scheme will occur in September 2013, following determination by the Board of the actual incentive award achieved in respect of the 2013 financial year and the announcement of Telecom’s results for the 2013 financial year.

Subsequent grants of shares will be at the discretion of the Board (within the context of the approval granted by Non-associated Shareholders) and may be made in September of each year but in no case will shares be issued later than 3 years after the date of the 2012 annual meeting (unless a further shareholder approval is obtained).

Our evaluation of the key terms of the Performance Equity Scheme is set out below.

Redeemable Ordinary Shares

The redeemable ordinary shares have the same rights and terms as the ordinary shares except that during the restrictive period (discussed below) they can be redeemed (ie acquired from Mr Moutter and cancelled by Telecom) for a nominal consideration of $1 in certain circumstances.

The redeemable ordinary shares will automatically reclassify into ordinary shares at the end of the specified period to which the trading restrictions apply.

Targets and Determination of Incentive Award

The amount of any incentive award under the Performance Equity Scheme will depend on the Board’s evaluation of Mr Moutter’s performance measured against the Targets. The Board will prescribe the Targets for each financial year in consultation with Mr Moutter.

If Mr Moutter achieves the Targets in any financial year, he will be entitled to an incentive award equal to the annual target value of the Performance Equity Scheme. The annual target value for the 2013 financial year is $600,000. The amount of the incentive award will be adjusted up or down in line with assessed over or under performance. The maximum pre tax value of the incentive award is capped at 175% of the annual target value.

The Targets for the 2013 financial year have not been set as at the date of this report. Historically, the Targets have included overall financial targets (such as EBITDA), specific performance objectives based on Telecom’s business and strategic plans and other criteria relating to corporate governance, reputation, effective leadership and management.

Assuming the Targets for the 2013 financial year are similar to those adopted in past years, we are of the view that they represent appropriate bases upon which to evaluate Mr Moutter’s performance and determine the level of incentive award to be paid to him under the Performance Equity Scheme.

Number of Shares Issued

The number of redeemable ordinary shares issued will be calculated by dividing the value of the incentive award by the volume weighted average market price (VWAP) of Telecom’s ordinary shares reported on the NZSX for the 20 trading days immediately preceding the effective date of issue of the redeemable ordinary shares.

The shares are subject to the trading restrictions discussed below.

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Trading Restrictions

Mr Moutter cannot transfer, assign or otherwise dispose of the redeemable ordinary shares for a specified period following their issue.

The redeemable ordinary shares issued in respect of the 2013 financial year cannot be sold or otherwise disposed of for a 2 year period following their issue in September 2013.

The Board may specify longer or shorter restrictive periods for subsequent issues.

In our view, the restrictive period of 2 years (following the initial performance period of one year which determines the amount of the award) is a suitable mechanism to aid in the retention of Mr Moutter and to align his interests with those of the Non-associated Shareholders.

Redemption of Shares

During the period in which the restrictions on disposal apply, the redeemable ordinary shares can be redeemed for an aggregate consideration of $1 in certain circumstances where Mr Moutter’s employment ceases. These circumstances are explained on page 5 of the Explanatory Notes.

This redemption feature ensures that Telecom can recover the shares if Mr Moutter ceases to be entitled to some or all of the shares during the relevant period.

Remuneration May be Paid in Cash

The Board may, in its sole discretion, determine that 100% of the incentive award will be received by Mr Moutter in cash instead of shares. Furthermore, if shareholder approval of the Performance Equity Scheme is not obtained, 100% of the incentive award will be received by Mr Moutter in cash instead of shares.

2.6 Terms of the Performance Rights Scheme

Overview

The terms of the Performance Rights Scheme are set out in the Explanatory Notes on pages 6 and 7. They are not included in detail in this report so as to avoid repetition.

The objective of the Performance Rights Scheme is to link a portion of Mr Moutter’s remuneration with the long term performance of Telecom and thereby align his interests with those of the Non-associated Shareholders through the grant of share rights.

The ability of any of the share rights to vest and the number of share rights that will vest following the end of the vesting period is dependent on achievement of the Performance Hurdles.

Two grants will be made under the Performance Rights Scheme in 2012:

•	Mr Moutter will receive the annual long term incentive award of $1,000,000 of share rights in respect of the 2013 financial year

•	Mr Moutter will also receive the Additional Rights Grant, being a one-off grant of $750,000 of share rights.

The maximum number of share rights to be issued to Mr Moutter over the next 3 years to 27 September 2015 for which shareholder approval is sought is 2,500,000 share rights.

Assuming the Performance Rights Scheme is approved by the Non-associated Shareholders, the first grant of share rights is expected to occur in October 2012, with an effective date of 14 September 2012 to align with the Company’s normal cycle of annual equity grants.

Subsequent grants of share rights will be at the discretion of the Board (within the context of the approval granted by the Non-associated Shareholders) and may be made in September of each year but in no case later than 3 years after the date of the 2012 annual meeting (unless a further shareholder approval is obtained).

Our evaluation of the key terms of the Performance Rights Scheme is set out below and the evaluation of the key terms of the Additional Rights Grant is set out in section 2.7.

Share Rights

Each share right provides the entitlement to acquire one Telecom ordinary share on exercise for no cash consideration.

The share rights are effectively zero exercise price options (often referred to as ZEPOs) which grant Mr Moutter the right to acquire Telecom shares at a nil cost exercise price upon specific performance conditions being met.

Given that the share rights have a zero exercise price, it is virtually certain that all share rights that vest will be exercised irrespective of the Telecom share price at the vesting date.

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Number of Share Rights Granted

The Performance Rights Scheme provides a grant to the value of $1,000,000 to Mr Moutter at the start of each financial year (generally in September), with vesting of the share rights being contingent on the Performance Hurdles being met over the vesting period.

The number of share rights granted will be calculated by dividing the value of the grant by the VWAP of Telecom’s ordinary shares reported on the NZSX for the 20 trading days immediately preceding the effective date of the grant of the share rights.

Vesting Period

The Board sets the period after which share rights are eligible for vesting at the time each grant is made:

•	for the grant in the 2013 financial year:

•	50% of the share rights will be eligible for vesting on the second anniversary of the grant (14 September 2014) and

•	50% of the share rights will be exercisable on the third anniversary of the grant (14 September 2015)

•	for subsequent grants the Board will specify that share rights will be eligible for vesting on the third anniversary of the grant.

In our view, the vesting of the share rights between 2 and 3 years after their respective grant dates is an appropriate period to ensure that the Performance Rights Scheme provides a suitable long term incentive to Mr Moutter.

Performance Hurdles

2012 Performance Hurdle Based on Relative TSR

The number of share rights that vest under the Performance Rights Scheme is subject to meeting the Performance Hurdles that the Board will determine each year.

For the share rights to be granted in 2012, the Performance Hurdle is Telecom’s TSR relative to a comparator group of the companies which comprise the NZX50 index.

TSR is a measure of the combination of share price appreciation and dividends paid over a defined period.

Reasonableness of Performance Hurdle

The Board’s objective is to align Mr Moutter’s long term incentive remuneration with Telecom’s performance. There are a variety of measures to assess a company’s financial performance. TSR is one such measure. Others include return on equity, return on capital employed and growth in earnings per share (EPS).

TSR focuses on returns whereas EPS reflects growth more than returns (because it does not fully take into account the cost of capital employed to generate those earnings).

We have reviewed a range of executive remuneration packages for listed companies in New Zealand and Australia, as well as research on long term incentive plans in overseas companies. The majority of companies use either TSR or EPS (or a combination thereof) to set performance hurdles or set exercise prices for options. In doing so, companies use either relative performance hurdles (eg TSR benchmarked against the TSR of a basket of comparable companies or growth in EPS benchmarked against price indices such as the Consumer Price Index or Retail Price Index) or absolute performance hurdles (eg TSR and/or EPS growth based on predefined growth levels). In some circumstances where companies use more than one performance hurdle, they combine a relative performance hurdle (eg TSR) with an absolute performance hurdle (eg EPS growth).

In our view, the use of relative TSR is an appropriate performance hurdle for the Performance Rights Scheme. While more sophisticated performance measures could be implemented (eg a combination of relative and absolute TSR or a combination of TSR and EPS growth benchmarked on a relative basis), we believe the benefits of the simplicity and transparency of using relative TSR more than outweigh any benefits that may be gained from a more complex multi-measure approach.

The Board will determine the Performance Hurdles to apply each year. We note that under the terms of the Performance Rights Scheme, the Board has discretion to grant share rights with no performance hurdles.

Testing and Re-testing

If Telecom’s TSR is below the 50th percentile of the TSR of the comparator group over the relevant period, then none of the share rights in a tranche will vest at that point in time.

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If Telecom’s TSR is equal to the 50th percentile of the TSR of the comparator group over the relevant period, 40% of the share rights in a tranche will vest and become exercisable. This will increase on a straight line basis such that 100% of the share rights in a tranche will vest and may be exercised if Telecom’s TSR is at or above the 85th percentile of the TSR of the comparator group over the relevant period.

Testing of whether the Performance Hurdle has been met will occur at the end of the vesting period of the grant. If the maximum Performance Hurdle is not met, there will be a re-test 12 months later using the same methodology. Under the re test:

•

if the percentage of share rights that would be exercisable on the re-test is greater than the percentage that were exercisable on the initial test date, then that percentage of additional share rights will become exercisable following the re-test

•	if the percentage is lower on the re-test date, no additional share rights will be exercisable.

If no share rights become exercisable on the initial test date, then a maximum of 50% of the share rights can be exercised if the Performance Hurdle is met at the re test. Any un-exercisable remaining share rights will lapse.

Share Rights Lapse Upon Termination of Employment

Mr Moutter’s non-vested share rights lapse immediately upon termination of his employment, except in certain circumstances as explained on page 7 of the Explanatory Notes.

Share rights that have vested continue to be exercisable after termination of Mr Moutter’s employment for any reason for a period of 3 months, after which they lapse.

Cash Payment Alternative

The Board may, in its sole discretion, determine that a cash amount equal to the value of the shares can be paid instead of the share rights converting into ordinary shares.

2.7 Terms of the Additional Rights Grant

The Additional Rights Grant is a one-off grant of $750,000 of share rights to Mr Moutter on the same terms as other share rights under the Share Rights Scheme except that:

•	no Performance Hurdles apply

•	50% of the share rights will be exercisable on the date one year after grant

•	the remaining 50% will be exercisable on the date 2 years after grant.

Assuming the Performance Rights Scheme is approved by the Non-associated Shareholders, the Additional Rights Grant is expected to occur in October 2012, with an effective date of 14 September 2012.

The number of share rights granted will be calculated by dividing $750,000 by the VWAP of Telecom’s ordinary shares reported on the NZSX for the 20 trading days immediately preceding the effective date of the grant of the Additional Rights Grant.

In our view, the Additional Rights Grant has the characteristics of a sign-on bonus for Mr Moutter. We are advised that the rationale for the Additional Rights Grant is to partially compensate Mr Moutter for entitlements he is foregoing from this previous employer and, by virtue of delivering this compensation in the form of equity, to create more immediate exposure for Mr Moutter to Telecom’s share price performance. The quantum of the grant represents approximately 20% of Mr Moutter’s total target annual remuneration for the 2013 financial year and approximately 56% of his base remuneration.

However, the grant is not paid in cash but in share rights which do not vest immediately. Accordingly, the Additional Rights Grant has an element of long term incentive to it as Mr Moutter will not derive any economic benefit until at least one year after the grant.

2.8 Impact on Shareholding Levels

Share Capital and Shareholders

Telecom currently has 1,856,780,364 fully paid ordinary shares on issue, held by 37,292 shareholders as at 17 August 2012.

We are advised that as at 13 August 2012, Mr Moutter does not have any legal, beneficial or non-beneficial interest in any shares in the Company.

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Maximum Number of Shares

Shareholder approval is being sought for the issue of a maximum of 3,500,000 shares under the CEO Share Schemes in the 3 years to 27 September 2015:

•	in total up to 1,000,000 shares under the Performance Equity Scheme

•	in total up to 2,500,000 shares under the Performance Rights Scheme.

Shareholding Control

Assuming the maximum of 3,500,000 shares are issued to Mr Moutter under the CEO Share Schemes and no other shares are issued by the Company, there will be 1,860,280,364 shares on issue. Mr Moutter will hold 3,500,000 shares, representing 0.19% of the shares on issue.

In our view, Mr Moutter’s maximum potential shareholding of 0.19% will have no material impact on his ability to exercise shareholder voting control.

Dilutionary Impact

Assuming the maximum of 3,500,000 shares are issued under the CEO Share Schemes, this will result in the Non-associated Shareholders’ proportionate shareholdings in the Company being diluted by 0.19%.

We do not consider this level of dilution to be of any significance to Non-associated Shareholders.

2.9 Impact on Share Price and Liquidity

Share Price

We consider the existence of the CEO Share Schemes will not have a material effect on the Company’s share price as the dilutionary impact of the CEO Share Schemes is not significant.

Liquidity

Telecom’s shares are one of the most actively traded shares on the NZSX with the total volume of shares traded on the NZSX in the past year equating to approximately 160% of the total shares on issue.

In our view, the CEO Share Schemes will not have a positive or negative effect on the liquidity of Telecom’s shares:

•	the size of the pool of shares held by the Non-associated Shareholders will not change as a result of the CEO Share Schemes

•	the shares to be issued to Mr Moutter under the CEO Share Schemes are subject to vesting conditions and trading restrictions.

2.10	Accounting Issues

Accounting for the CEO Share Schemes shares will be governed by the requirements of New Zealand Equivalent to International Financial Reporting Standard 2 Share-based Payment.

The total expense to be recognised in Telecom’s Income Statement will be the fair value of each CEO Share Schemes share (using techniques consistent with generally accepted valuation methodologies for pricing financial instruments) multiplied by the number of shares which are expected to vest. The fair value of each share will be established as at the grant date, which will be the date of shareholder approval. The total value of shares granted will be determined by multiplying the fair value of each share by the number of shares initially granted.

2.11	Implications of the Resolutions not being Approved

In the event that either resolution 5 or 6 in respect of the CEO Share Schemes is not approved, then, under the terms of the Employment Agreement, each right/entitlement will be paid in cash to Mr Moutter at the equivalent value but subject to the same terms and conditions to which any equity would have been subject. The cash equivalent will be payable at the same time as any rights/entitlements in respect of equity would have vested.

2.12	Voting For or Against the Resolutions in Respect of the CEO Share Schemes

Voting for or against resolution 5 in respect of the Performance Equity Scheme and resolution 6 in respect of the Performance Rights Scheme is a matter for individual shareholders based on their own views as to value and future market conditions, risk profile and other factors. Shareholders will need to consider these consequences and consult their own professional adviser if appropriate.

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3. Sources of Information, Reliance on Information, Disclaimer and Indemnity

3.1 Sources of Information

The statements and opinions expressed in this report are based on the following main sources of information:

•	the draft notice of annual meeting

•	the Telecom 2011 annual report and half year report for the period ended 31 December 2011

•	the Employment Agreement

•	extracts from the Board’s minutes in respect of the CEO Share Schemes

•	the PwC Remuneration Report

•	Telecom accounting and taxation advice in respect of the CEO Share Schemes

•	share price data and shareholder data from NZX Data.

During the course of preparing this report, we have had discussions with and/or received information from the Non-associated Directors and executive management of Telecom.

The Non-associated Directors have confirmed that we have been provided for the purpose of this Appraisal Report with all information relevant to the CEO Share Schemes that is known to them and that all the information is true and accurate in all material aspects and is not misleading by reason of omission or otherwise.

Including this confirmation, we have obtained all the information that we believe is desirable for the purpose of preparing this Appraisal Report.

In our opinion, the information set out in this Appraisal Report is sufficient to enable the Non-associated Directors and the Non-associated Shareholders to understand all the relevant factors and to make an informed decision in respect of the CEO Share Schemes.

3.2 Reliance on Information

In preparing this report we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was available from public sources and all information that was furnished to us by Telecom and its advisers.

We have evaluated that information through analysis, enquiry and examination for the purposes of preparing this report but we have not verified the accuracy or completeness of any such information or conducted an appraisal of any assets. We have not carried out any form of due diligence or audit on the accounting or other records of Telecom. We do not warrant that our enquiries would reveal any matter which an audit, due diligence review or extensive examination might disclose.

3.3 Disclaimer

We have prepared this report with care and diligence and the statements in the report are given in good faith and in the belief, on reasonable grounds, that such statements are not false or misleading. However, in no way do we guarantee or otherwise warrant that any forecasts of future profits, cash flows or financial position of Telecom will be achieved. Forecasts are inherently uncertain. They are predictions of future events that cannot be assured. They are based upon assumptions, many of which are beyond the control of Telecom and its directors and management. Actual results will vary from the forecasts and these variations may be significantly more or less favourable.

We assume no responsibility arising in any way whatsoever for errors or omissions (including responsibility to any person for negligence) for the preparation of the report to the extent that such errors or omissions result from our reasonable reliance on information provided by others or assumptions disclosed in the report or assumptions reasonably taken as implicit.

Our evaluation has been arrived at based on economic, exchange rate, market and other conditions prevailing at the date of this report. Such conditions may change significantly over relatively short periods of time. We have no obligation or undertaking to advise any person of any change in circumstances which comes to our attention after the date of this report or to review, revise or update our report.

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We have had no involvement in the preparation of the notice of annual meeting issued by Telecom and have not verified or approved the contents of the notice of annual meeting. We do not accept any responsibility for the contents of the notice of annual meeting except for this report.

3.4 Indemnity

Telecom has agreed that, to the extent permitted by law, it will indemnify Simmons Corporate Finance and its directors and employees in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity does not apply in respect of any negligence, wilful misconduct or breach of law. Telecom has also agreed to indemnify Simmons Corporate Finance and its directors and employees for time incurred and any costs in relation to any inquiry or proceeding initiated by any person. Where Simmons Corporate Finance or its directors and employees are found liable for or guilty of negligence, wilful misconduct or breach of law or term of reference, Simmons Corporate Finance shall reimburse such costs.

4. Qualifications and Expertise, Independence, Declarations and Consents

4.1 Qualifications and Expertise

Simmons Corporate Finance is a New Zealand owned specialist corporate finance advisory practice. It advises on mergers and acquisitions, prepares independent expert’s reports and provides valuation advice.

The person in the company responsible for issuing this report is Peter Simmons, B.Com, DipBus (Finance), CFIP.

Simmons Corporate Finance and Mr Simmons have significant experience in the independent investigation of transactions and issuing opinions on the merits and fairness of the terms and financial conditions of the transactions.

4.2 Independence

Simmons Corporate Finance does not have at the date of this report, and has not had, any shareholding in or other relationship with Telecom or Mr Moutter or any conflicts of interest that could affect our ability to provide an unbiased opinion in relation to this transaction.

Simmons Corporate Finance has not had any part in the formulation of the CEO Share Schemes or any aspects thereof. Our sole involvement has been the preparation of this report.

Simmons Corporate Finance will receive a fixed fee for the preparation of this report. This fee is not contingent on the conclusions of this report or the outcome of the voting in respect of the CEO Share Schemes. We will receive no other benefit from the preparation of this report.

4.3 Declarations

An advance draft of this report was provided to the Non-associated Directors for their comments as to the factual accuracy of the contents of the report. Changes made to the report as a result of the circulation of the draft have not changed the methodology or our conclusions.

Our terms of reference for this engagement did not contain any term which materially restricted the scope of the report.

4.4 Consents

We consent to the issuing of this report in the form and context in which it is to be included in the notice of annual meeting to be sent to Telecom shareholders. Neither the whole nor any part of this report, nor any reference thereto may be included in any other document without our prior written consent as to the form and context in which it appears.

Peter Simmons
Director

Simmons Corporate Finance Limited
20 August 2012

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